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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Digital Lifestyles Group, Inc.

(Name of Issuer)

Common Stock, $.03 par value

(Title of Class of Securities)

25387J 10 8

(Cusip Number)

John Joseph Gorman
2700 Via Fortuna, Suite 400
Austin, Texas 78746

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 5, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. [Insert CUSIP Number] 13D

1.	Name of Reporting Person: John Joseph Gorman and Tamra I. Gorman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,770,231(A)

		8.	Shared Voting Power: 5,335,258(B)

		9.	Sole Dispositive Power: 2,770,231(A)

		10.	Shared Dispositive Power: 5,335,258(B)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,105,489(C)(D)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.7%

14.	Type of Reporting Person (See Instructions): IN

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(A) Mr. Gorman has sole voting and dispositive power with respect to (i) 1,846,821 shares held directly by him and (ii) a Warrant to purchase 923,410 shares of Common Stock of the Issuer held directly by him.

(B) Mr. Gorman and his spouse, Tamra I. Gorman share voting and dispositive power with respect to (i) 1,445,086 shares held by Ryleigh Gorman Trust, a Trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee, (ii) a Warrant to purchase 722,543 shares of Common Stock of the Issuer held by Ryleigh Gorman Trust, a Trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee, (iii) 1,445,086 shares held by John Joseph Gorman V Trust, a Trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee, and (iv) a Warrant to purchase 722,543 shares of Common Stock of the Issuer held by John Joseph Gorman V Trust, a Trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee. Mr. Gorman beneficially owns approximately 58% of the common stock of Westech Capital Corporation and, as a result, may be deemed to beneficially own the shares of common stock that are beneficially owned by Westech Capital Corporation. Westech Capital Corporation has voting and dispositive power with respect to a Warrant to purchase 1,000,000 shares of Common Stock of the Issuer, which is held by Westech Capital Corporation.

(C) Mr. Gorman has sole voting and dispositive power with respect to (i) 1,846,821 shares held directly by him and (ii) a Warrant to purchase 923,410 shares of Common Stock of the Issuer held directly by him. Mr. Gorman and his spouse Tamra I. Gorman share voting and dispositive power with respect to (i) 1,445,086 shares held by Ryleigh Gorman Trust, a Trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee, (ii) a Warrant to purchase 722,543 shares of Common Stock of the Issuer held by Ryleigh Gorman Trust, a Trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee, (iii) 1,445,086 shares held by John Joseph Gorman V Trust, a Trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee, and (iv) a Warrant to purchase 722,543 shares of Common Stock of the Issuer held by John Joseph Gorman V Trust, a Trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee. Mr. Gorman beneficially owns approximately 58% of the common stock of Westech Capital Corporation and, as a result, may be deemed to beneficially own the shares of common stock that are beneficially owned by Westech Capital Corporation. Westech Capital Corporation has voting and dispositive power with respect to a Warrant to purchase 1,000,000 shares of Common Stock of the Issuer, which is held by Westech Capital Corporation.

(D) Mrs. Gorman may be deemed to beneficially own the shares of Common Stock which Mr. Gorman is deemed to beneficially own.

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SCHEDULE 13D

     This Amendment No. 1 to the Schedule 13D is being filed with the Securities Exchange Commission (the “SEC”) on behalf of John Joseph Gorman (“Mr. Gorman”) and Tamra I. Gorman (“Mrs. Gorman”) as an amendment to the Schedule 13D filed with the SEC on September 20, 2004 relating to Common Stock of Digital Lifestyles Group, Inc., a Delaware corporation (the “Issuer”) in connection with a private placement transaction that occurred on September 9, 2004.

Item 5. Interest in Securities of the Issuer

     Paragraphs (a) through (c) of Item 5 are hereby amended and supplemented by the following information:

     (a)      As of October 5, 2004, Mr. Gorman beneficially owned in the aggregate 8,105,489 shares of Common Stock (including (i) a Warrant to purchase 923,410 shares of Common Stock held by Mr. Gorman directly and Warrants to purchase 1,445,086 shares of Common Stock held by the Trusts and (ii) a Warrant to purchase 1,000,000 shares of Common Stock beneficially owned by Westech Capital Corporation that Mr. Gorman may be deemed to beneficially own), which represents 19.7% of the Issuer’s outstanding Common Stock.

     (b)      The response of Mr. Gorman and Mrs. Gorman to Items (7) through (11) of the cover page to this Amendment No. 1 to Schedule 13D are incorporated herein by reference.

     (c)      During the past 60 days Mr. Gorman has effected the following transactions with respect to the Common Stock:

Holder	Date	Transaction	Shares	Price
Mr. Gorman	10/04/2004	Sell	560,693 shares of Common Stock	$0.346

Mr. Gorman	10/04/2004	Sell	a Warrant to purchase 280,347 shares of Common Stock	$0.00 (the Warrant was sold along with the Shares)

Tejas Securities Group Inc. (*)	10/04/2004	Sell	450,867 shares of Common Stock	$0.346

Tejas Securities Group Inc.(*)	10/04/2004	Sell	a Warrant to purchase 225,433 shares of Common Stock	$0.00 (the Warrant was sold along with the Shares)

     (*) Mr. Gorman beneficially owns approximately 58% of the common stock of Westech Capital Corporation and, as a result, may be deemed to beneficially own the shares of common stock that are beneficially owned by Westech Capital Corporation. Tejas Securities Group Inc. is a wholly-owned subsidiary of Westech Capital Corporation.

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SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2004

By:	/s/ JOHN JOSEPH GORMAN
John Joseph Gorman

By:	/s/ TAMRA I. GORMAN
TAMRA I. GORMAN

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